October 3, 2016

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:   Pampa Energía S.A.
Amendment No. 1 to Registration Statement on Form F-4
Filed September 21, 2016
File No. 333-213038

Amendment No. 1 to Schedule TO/13E-3
Filed September 21, 2016 by Pampa Energía S.A.
File No. 005-89528

Dear Ms. Ransom:

We are in receipt of the letter dated September 29, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F‑4 and Amendment No. 1 to the Tender Offer Statement on Schedule TO/13E‑3 by Pampa Energía S.A. (“Pampa”).  Concurrently with the filing of this letter, Pampa is filing (via EDGAR) a further amended Registration Statement on Form F‑4/A (the “Form F‑4/A”) and a further amended Tender Offer Statement on Schedule TO/13E‑3 (the “Amended Schedule TO/13E‑3” and, together with the Form F‑4/A, the “Amended Filings”), which reflect changes made in response to the Staff’s comments.

Pampa’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated September 29, 2016 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in the Form F‑4/A.  For ease of reference, we have set forth the Staff’s comments and Pampa’s response for each item below.  In preparing this response letter, Pampa has tried to explain both the reasons behind the responses and the revisions made to the Amended Filings, which we hope will facilitate your review.

General

1.      We note your response to comment 1 that Emes Energia Argentina, LLC is not a controlling person of Pampa or an entity controlled by Pampa and therefore does not need to be included as a filer on the Schedule 13E‑3. Please supplement your explanation as to why Emes is not an affiliate given that the definition of affiliate in Exchange Act

Rule 13e‑3(a)(1) includes persons who, directly or indirectly through one or more intermediaries is controlled by or is under common control with an issuer. In this regard, it appears that Mr. Mindlin has common control of Emes and Pampa. We may have further comments.

Response:

In response to the Staff’s comment, Emes Energía Argentina LLC has agreed to become a Schedule 13E‑3 filer, and Pampa has revised its disclosure accordingly.  The managing member of Emes Energía Argentina LLC, Grupo Mtres S.A., has also agreed to become a Schedule 13E‑3 filer, and Pampa has revised its disclosure accordingly.  Please see page 51 of the Form F‑4/A and the cover page of the Amended Schedule TO/13E‑3.

2.      We note your responses to comments 4 and 11 and have the following comments:

•         Revise your disclosure to provide an example of how to calculate the Offer Share Consideration as you describe it on page 33 by using the average price of the Pampa Shares during the most recent five trading days (using the average price method and daily trading volumes) divided by the price per PESA Share offered as cash consideration in the Offers, and assuming the maximum potential adjustment of 10% upward and downward.

Response:

Pampa intends to file a further amended registration statement on Form F‑4/A on the commencement date of the Offers in which the specific amount of the Offer Share Consideration (which will be expressed as a ratio of Pampa Shares to be issued for each PESA Share and Pampa ADSs to be issued for each PESA ADS) is disclosed.

Pampa furthermore confirms that the average price of the Pampa Shares during the five trading days prior to the commencement of the Offers, which will be used to calculate the exchange ratio that will determine the Offer Share Consideration, will be determined using the volume of Pampa Shares and Pampa ADSs (each representing 25 Pampa Shares) traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively, on each day of the five-day period. The price of each trade of Pampa Shares and Pampa ADSs during the five-day period will be taken into account to calculate the volume-weighted average of Pampa Shares during such five-day period, and the exchange rate published by Banco de la Nación Argentina (ask price) on each day will be used to convert the trading prices of Pampa ADSs (expressed in U.S. dollars) into pesos. Pampa has revised its disclosure on pages 33 and 52 of the F 4/A in order to describe the calculation of the Offer Share Consideration in greater detail.

•         Revise your disclosure to elaborate upon the factors your Board of Directors will take into account in determining whether to make a positive or negative adjustment to the final exchange ratio by 10%.

Response:

The Pampa Board of Directors has elected not to make any adjustment to the Offer Share Consideration, and Pampa has revised its disclosure accordingly throughout the F‑4/A.

•         Please tell us, with a view to disclosure, at what point in the tender offer you expect to finalize the Offer Share Consideration and how you intend to advise tendering holders of this information.

Response:

As noted above, Pampa intends to file a further amended registration statement on Form F‑4/A on the commencement date of the Offers in which the specific amount of the Offer Share Consideration is disclosed.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225‑2372 or Adam Brenneman at (212) 225‑2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/s/ Ricardo Torres

Ricardo Torres
Co-Chief Executive Officer

cc:        Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP